Exhibit 12.01
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,					Six Months Ended
						April 30,
	(in thousands, except ratio)
	2002	2003	2004	2005	2006	2007
Pre-tax income (loss) from continuing operations	$(1,486,764)	$(385,261)	$(788,343)	$(434,379)	$1,976	$24,964
Fixed Charges:
Interest expense	42,311	33,303	23,785	22,447	21,104	10,542
Amortization of debt issuance costs	3,028	3,028	3,028	2,983	3,061	1,754
Portion of rental expense representative of interest factor	8,154	5,468	5,376	3,828	3,049	1,593
Preference security dividend	—	—	—	—	—	—

Total Fixed Charges	53,493	41,799	32,189	29,258	27,214	13,889
Pre-tax loss from continuing operations plus fixed charges	(1,433,271)	(343,462)	(756,154)	(405,121)	29,190	38,853
Ratio of earnings to fixed charges	—	—	—	—	1.07	2.80
Earning deficiency	$1,486,764	$385,261	$788,343	$434,379	—	—